UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Capitala Finance Corp.

_______________________________________________________________

(Name of Issuer)

Common Stock

_______________________________________________________________

(Title of Class of Securities)

14054R 106

______________________________________________________________

(CUSIP Number)

February 26, 2015

______________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14054R 106	SCHEDULE 13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Joseph B. Alala, III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0*
	6.	SHARED VOTING POWER 728,948.85
	7.	SOLE DISPOSITIVE POWER 0*
	8.	SHARED DISPOSITIVE POWER 728,948.85

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,948.85
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12.	TYPE OF REPORTING PERSON* IN

*Mr. Alala previously inadvertantly reported having direct beneficial ownership of 320,916 shares of Capitala Finance Corp. (the "Issuer"), which were actually held indirectly through Capitala Restricted Shares I, LLC ("CRS"). As a result, CRS owns an aggregate of 594,598.85 shares of the Issuer as of February 26, 2015. Mr. Alala may be deemed to beneficially own the shares held by CRS by virtue of his position as manager thereof. CRS has adopted an equity compensation plan pursuant to which it has granted awards with respect to the 594,598.85 shares of the Issuer's common stock held by CRS to certain employees of Capitala Investment Advisors, LLC.

CUSIP No. 14054R 106	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

Capitala Finance Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4201 Congress Street, Suite 360

Charlotte, North Carolina 28209

Item 2(b).	Name of Person Filing:

Joseph B. Alala, III

Item 2(b).	Address of Principal Business Office:

4201 Congress Street, Suite 360

Charlotte, North Carolina 28209

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

14054R 106

CUSIP No. 14054R 106	Page 3 of 4 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of
1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-
1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-
1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Joseph B. Alala, III (the “Reporting Person”) may be deemed the beneficial owner of an aggregate of 728,948.85 shares of the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer, which constitutes approximately 5.6% of the Issuer’s outstanding shares of Common Stock, based upon 12,974,420 shares of Common Stock outstanding as of February 26, 2015. The Reporting Person does not own any shares of Common Stock directly. The Reporting Person, by virtue of his position as manager thereof, may be deemed to beneficially own, and has shared power to vote and dispose of, an aggregate of 728,948.85 shares of Common Stock which consists of: (i) 100 shares of Common Stock held by Capitala Investment Advisors, LLC; (ii) 972 shares held by CapitalSouth Corporation; (iii) 2,705 shares held by Capitala Transaction Corp.; (iv) 594,598.85 shares held by CRS; and (v) 130,573 shares held by Capitala Private Investments LLC. Mr. Alala disclaims beneficial ownership of any of the Issuer's shares directly held by Capitala Investment Advisors, LLC, CapitalSouth Corporation, Capitala Transaction Corp., Capitala Private Investments LLC, and CRS, except to the extent of his pecuniary interest therein, and this Schedule 13G shall not be deemed an admission that Mr. Alala is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or any other purpose.

CUSIP No. 14054R 106	Page 4 of 4 Pages

CRS, which is an affiliate of Capitala Investment Advisors, LLC, has granted awards with respect to the 594,598.85 shares of the Issuer’s stock held by CRS to certain of Capitala Investment Advisors, LLC's employees pursuant to CRS's 2015 Equity Compensation Plan, dated February 26, 2015. Shares of the Issuer's common stock underlying the Awards are scheduled to vest in installments of 10% (or 20% in the case of Awards that are 0% vested as of February 26, 2015) on September 25, 2015, 10% on September 25, 2016, 30% on September 25, 2017 and 40% on September 25, 2018. Upon settlement, the Awards will become payable on a one-for-one basis in shares of the Issuer's common stock. Pursuant to the SEC staff no-action letter to Babson Capital Management LLC (pub. Avail. Dec. 14, 2006), an employee benefit plans sponsored by an investment adviser (or an affiliated person of an investment adviser) to a closed-end investment company regulated under the Investment Company Act of 1940, as amended, that offers plan participants equity securities of such investment company is considered an "employee benefit plan sponsored by the issuer" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 4, 2015

By:	/s/ Joseph B. Alala, III
Name:	Joseph B. Alala, III